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                                File No. 70-09421

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        FORM U-1 APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                 Amendment No. 4

                              COLUMBIA ENERGY GROUP
                            13880 Dulles Corner Lane
                          Herndon, Virginia 20171-4600

           -----------------------------------------------------------
      (Names of company or companies filing this statement and addresses of principal executive offices)

                           J.W. Trost, Vice President
                    Columbia Energy Group Service Corporation
                            13880 Dulles Corner Lane
                          Herndon, Virginia 20171-4600

           -----------------------------------------------------------
                     (Name and address of agent for service)
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         Columbia Energy Group ("Columbia"), amends Amendment No. 3 to its
Application-Declaration under File No. 70-09421 as follows:

         (1) Replace the first paragraph under the heading "Authorization Requested" in Item 1 with the following:

         Columbia requests authorization for its Factoring Sub to engage in the factoring of accounts receivable, which would supplement customer financing and certain intrasystem financing activities which are deemed to require no additional approval from the Commission. Columbia also requests authorization to form and capitalize Factoring Sub with any combination of equity, debt, or guarantees. Columbia's aggregate investment, including guarantees, in all Factoring Subs will not exceed $25 million.
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                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 23, 1999                  Columbia Energy Group


                                        by: //s// M.W. O'Donnell
                                            -----------------------------
                                            M.W. O'Donnell, Senior Vice
                                            President & Chief Financial Officer